

December 9, 2010

C. Michael Petters
President and Chief Executive Officer
Huntington Ingalls Industries, Inc.
1840 Century Park East
Los Angeles, CA 90067

> **Re:** **New Ships, Inc.**
> **Amendment No. 1 to Form 10-12B**
> **Filed November 24, 2010**
> **File No. 001-34910**

Dear Mr. Petters:

We have received your response to our prior comment letter to you dated November 10, 2010 and have the following additional comments.

Form 10

1. Please advise as to why you have deleted prior Exhibit 10.13 from your filing. We note that in your response to our prior comment 17, you state that the guarantee of the GO Zone IRBs will remain with Current NGC after the spin-off.

2. Please also advise as to why you have deleted the Performance and Indemnity Agreements as exhibits to your filing. We note that on pages 38-39, you state that you will enter into performance and indemnity agreements with Current NGC.

Exhibit 99.1

Our Company, page 1

3. Please disclose here the estimated restructuring costs and write-downs associated with the shutdown of your Avondale shipyard.

Competitive Strengths, page 1

4. Please disclose the number of the U.S. Navy's 286 ships that you build exclusively.

Questions and Answers About the Spin-Off, page 4

Why is the separation of HII structured as a spin-off?, page 4

5. Please revise to break out this section into two separate question and answers in which you discuss the reasons for and benefits of the spin-off in one and why the separation of HII is structured as a spin-off, as opposed to a sale, in the other.

6. We note your statement that management currently believes the spin-off is the "most efficient" way to separate HII from Northrop Grumman. Please revise to provide more detail as to why Northrop Grumman has decided against a sale of the shipbuilding business at this time.

7. Please revise to discuss briefly some of the specific reasons for the spin-off disclosed on pages 38-39. We note, for example, your statements that the shipbuilding business is a mature, capital-intensive business and that Northrop Grumman has been required to make continuing capital expenditures in the shipbuilding business in recent years.

What is the Contribution?, page 6

8. Please explain what you mean when you state that the Contribution is intended to "create appropriate capital structures." Specifically discuss here, and on page 38 of the filing, how you considered the capital intensiveness of the shipbuilding business in determining the capital structure of the new entity.

Glossary of Programs, page 14

9. Refer to your discussion of the LPD-17 *San Antonio*-class. Please clarify what you mean by a "long lead time material contract."

10. Refer to your discussion of the SSBN(X) *Ohio*-class Submarine Replacement Program. In light of your disclosure that the contract has not yet been negotiated, please disclose the basis for your expectation that you will "receive $1 billion over the next nine years" on subcontract work. Please also include balancing language to discuss that you may not receive the amounts that you anticipate.

Risk Factors, page 18

General

11. Please add a risk factor to discuss the capital intensiveness of the shipbuilding business. Please address in this discussion the impact of losing the financial support of Northrop Grumman on the new entity's ability to meet its capital needs.

Our results of operations depend on the award of new contracts, page 20

12. We note your response to our prior comment 21 and your updated disclosure that the recent quality issues related to the "electronics, fiber-optics and communications systems" of the LPD-17 ships. Please revise to provide more detail about these quality issues. Please also specifically address reports that the DoD recently declared that the *San Antonio*-class would not be effective in combat and could not operate reliably after being hit or advise as to why this is not necessary.

We may not realize the anticipated benefits related to the wind down, page 24

13. In light of your disclosure on page F-9 that you are currently in discussions with your customer on the recoverability of the wind down costs related to the Avondale facility, please revise to discuss the basis for your assumption that "substantially all" your wind down costs will be recoverable. Quantify the amount of any costs that are being challenged by the customer or are at risk of being challenged as to recoverability.

Our customers and prospective customers will need assurances, page 33

14. We note the press reports stating that you are in discussions with the U.S. Navy about the financial stability of the spun-off entity and that these discussions are influencing contract negotiations on future ship work. Please expand this risk factor to discuss in more detail how the spin-off could affect your relationship with your customers, including your primary customer, the U.S. Navy. Specifically include whether the spin-off could affect your ability to meet your obligations set forth in current contracts and whether you anticipate the spin-off could hinder your ability to obtain contracts in the future, in each case addressing the potential impact on your business, financial condition and results of operations.

15. Please add a question and answer addressing how the spin-off will affect your relationship with your customers, including the U.S. Navy. Discuss, in particular, your customers' requirements regarding your financial stability on a stand-alone basis and whether you have or intend to provide them with any necessary assurances. Please also discuss the impact on your business if you are unable to satisfy these requirements.

Reasons for the Spin-Off, page 38

16. Please revise to discuss the steps you have taken or intend to take to capitalize the spun-off entity in light of the capital intensiveness of the shipbuilding business and the fact that the new entity will no longer have the financial support of Northrop Grumman.

Manner of Effecting the Spin-Off, page 39

17. We note that Current NGC will have no material assets or liabilities other than its guarantees of HII's performance under certain contracts, certain of your indebtedness, and certain insurance agreements. Please revise to provide more detail about these guarantees. In addition, please disclose whether there are any limitations, contractual or otherwise, or required consents that will impact your ability to effectively transfer the guarantees from your current parent company to a shell entity that will be your subsidiary as a result of the reorganization.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 52

18. We note from your response to our prior comment 30 that you have not yet determined whether you will enter into any new compensation contracts with management. When you make that determination, please tell us the nature and terms of any new compensation contracts with management as a result of the spin-off. If there are new compensation contracts that are directly a result of the separation from Northrop Grumman, please revise your pro forma financial statements to include disclosure of the contractual terms of the contracts and the applicable pro forma adjustments.

19. We note from your disclosure in MD&A on page 70, that in connection with the spin-off, NGSB purchased an undisclosed amount of the outstanding principal amount of GO Zone IRBs pursuant to a tender offer. Please note that if this tender offer is directly related to the spin-off transaction it should be included as a pro forma adjustment in the pro forma financial statements. Please revise to include the effect of this transaction on debt and cash balances, as well as any change to interest expense, in the pro forma financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

- Liquidity and Capital Resources, page 67

20. We note from your response to our prior comment 36 that you have revised the MD&A section to include information about the new indebtedness you expect to incur upon completion of the spin-off. However, we do not believe that your revised disclosure includes all pertinent information regarding the new indebtedness. Please revise to include all terms of the new debt such as payment terms and the nature and terms of any restrictions or covenants such as restrictions on the payment of dividends.

 - Contractual Obligations, page 70

21. We note from your response to our prior comment 39 that you have included pro form adjustments to the table of contractual obligations and the actual amounts will be provided when finally determined. Please revise to also include footnote disclosure explaining the nature of the pro forma adjustments, such as the terms of the 2010 tender offer that is intended to retire a portion of the long-term debt.

Environmental, Health and Safety, page 91

22. Please revise to discuss the potential environmental costs associated with the winding down of operations at Avondale. Please also tell us, with a view towards revised disclosure, if the $3 million in probable future costs for environmental remediation sites includes costs associated with winding down Avondale.

Our Board of Directors, page 97

23. Please revise to disclose each director's specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company on an individual basis. Refer to Item 401(e)(1) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 116.05.

Economic Development Revenue Bonds, page 133

24. Please file the indemnity agreement you intend to enter into with NGSC as an exhibit to the registration statement. Please also tell us why your exhibit list no longer includes the related guarantees previously filed as Exhibits 10.9 and 10.10. Finally, please revise the indebtedness question and answer on page 6 to clarify that while NGSC will continue to guarantee the Revenue Bonds, you intend to indemnify NGSC for any losses related to the guaranty.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2010

Note 2. Shipbuilding Strategic Actions, page F-9

25. We note from your response to our prior comment 58 and your revised disclosure in Note 2 that you estimate future restructuring and shutdown costs associated with the wind down of operations at the Avondale facility could be approximately $310 million, and you believe such costs would be recoverable under existing flexibly priced contracts or future negotiated contracts in accordance with FAR provisions. In light of the fact that you disclose that you are currently in discussions with your customer on the recoverability of these costs, please revise your disclosure to quantify the amount of any costs that are being challenged by the customer or are at risk of being challenged as to recoverability.

Note 7. Goodwill and Other Purchased Intangible Assets, page F-11

26. We note from the Company's response to our prior comment number 49 that as a result of the Company's decision in the second quarter of 2010 to wind down the shipbuilding operations at the Avondale, Louisiana facility, the Company performed an impairment analysis of goodwill and other long-lived assets as of June 30, 2010. We also note from the disclosure included on page 83 of MD&A and from the disclosure included in Note 2 to the interim financial statements that as a result of this impairment test, the Company determined that no impairment existed as of June 30, 2010. With regards to your most recent goodwill impairment test, please tell us and revise your disclosure in MD&A to indicate whether any of your reporting units were at risk of failing step one of the impairment test (i.e. fair value was not <u>substantially</u> in excess of carrying value) and if so, please revise your discussion in MD&A to include the following disclosures:
    - Percentage by which fair value exceeded carrying value as of the date of the most recent test, and how fair value was determined;
    - Description of the methods and key assumptions used and how the key assumptions were determined;
    - Discussion of the degree of uncertainty associated with the key assumptions; and
    - Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
We may have further comment upon review of your revised disclosures.

Note 12. Impacts From Hurricanes, page F-14

27. We note your disclosure that in recent discussions, the U.S. Navy has challenged certain post-Katrina depreciation costs charged or expected to be charged on contracts under construction in the Gulf Coast shipyards. Please revise your disclosure to quantify the amount of costs that the U.S. Navy is challenging.

Note 16. Related Party Transactions and Parent Company Equity, page F-18

28. We note from your response to our prior comment 50 that cost allocations for management and support services are include within the "Corporate Home Office and Other General and Administrative Costs" caption and the change reflects the impacts of the period-to-period changes in the management and support services allocations. However, we do not believe your response, or disclosure in MD&A fully addresses our comment. Please explain to us, and revise you discussion in MD&A to explain why the management and support services allocations increased from $62 million for the nine months ended September 30, 2009 to $84 million for the nine months ended September 30, 2010.

Audited Financial Statements for the Year Ended December 31, 2009

Balance Sheet, page F-24

29. We note from your response to our prior comment 51 that in a future amendment you will include a pro forma capitalization table in the notes to the financial statements. However, because you will incur debt in an undisclosed amount from third parties, the proceeds of which are expected to fund a "contribution" to NGSC at or prior to the separation, we believe that this payment is analogous to a dividend paid to the owners at the time of the separation. As such, we believe that you should revise to present a pro forma balance sheet alongside the most recent historical balance sheet (balance sheet as of September 30, 2010), reflecting accrual of this planned distribution. See Staff Accounting Bulletin Topic 1.B.3.

Note 2. Summary of Significant Accounting Policies

– Basis of Presentation, page F-27

30. We note from your response to our prior comment 52 that you revised Note 1 of the unaudited financial statements to disclose that you believe the expense allocations from Northrop Grumman are consistent with what they would have been on a stand-alone basis. However, we believe that you should also make this disclosure in the notes to the audited financial statements. Please revise accordingly. See Staff Accounting Bulletin Topic 1:B.1.

Note 17. Stock Compensation Plans, page F-48

31. We note from your response to our prior comment 56 that you did not include the requested disclosures required by ASC 718-10-50-2 because you believe the amounts are not material. However, because the stock-based awards will be converted to HII awards and will be outstanding upon the spin-off, we believe that the disclosures required by ASC 718-10-50-2 should be made for these stock-based awards. Please revise Note 17 in future amendments to include disclosure of:
    - The number and weighted-average exercise prices for each of the following groups of share options: (a) those outstanding at the beginning of the year, (b) those outstanding at the end of the year, (c) those exercisable or convertible at the end of the year, and those (d) granted, (e) exercised or converted, (f) forfeited, or (g) expired during the year.
    - The number and weighted-average grant-date fair value of stock awards, for each of the following groups of equity instruments: (a) those nonvested at the beginning of the year, (b) those nonvested at the end of the year, and those (c) granted, (d) vested, or (e) forfeited during the year
    - The amount of compensation expense recorded for these stock-based awards for each period in which a statement of operations is provided.

If you continue to believe these disclosures are not required because the amount of stock-based compensation expense recognized in the Company's financial statements was not material, please provide us with the quantified information supporting your conclusion.

Note 18. Related Party Transactions and Parent Company Equity, page F-49

32. We note from your response to our prior comment 57 that the cost reduction indicated in Note 18 for 2008 as compared to 2007 is consistent with the explanation contained in the MD&A discussion for the 2008 period. However, the MD&A discussion on page 61 indicates that the change in total corporate home office and general and administrative expenses is a result of lower net pension and post-retirement benefits expense and lower state tax expense. In light of the fact that based on your disclosure in Note 18, pension and post-retirement benefits do not appear to be included in the management and support services allocation, your discussion in MD&A does not discuss the reason for the changes in the management and support services allocation from 2007 to 2008. Also, although your response indicates that you revised MD&A to explain that the decrease in the allocated amount from 2008 to 2009 was due to lower employee compensation costs and final settlement of prior year overhead cost accruals, your revised disclosure on page 61 does not appear to include this explanation and only explains the increase in total corporate home office and general administrative expenses. Please revise your MD&A to provide clear details as to the reasons for the changes in the amount of the management and support services allocation between the period 2007 to 2008 and from 2008 to 2009.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Barbara Becker
        Fax: (212) 351-6202